Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

July 11, 2024

VIA EDGAR TRANSMISSION

Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”) Post-Effective Amendment No. 210 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23793; 333-264478

Dear Ms. White:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on June 20, 2024, with respect to the Registration Statement and the Trust’s proposed new series, the Nicholas Global Equity and Income ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Prospectus

Fees and Expenses

1.	Please supplementally provide the Staff with a completed Fee Table pre-effectively.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.

Principal Investment Strategies

2.	Throughout the prospectus, the terms indices and indexes are used interchangeably. To avoid confusion, consider choosing one or the other and using it consistently throughout.

Response: The Trust confirms that it will revise throughout to use only the term “indices.”

3.	With respect to the second bullet at the top of page 4, revise to explain why Index Call Spreads will generally be based on U.S. indices but not global indices.

Response: The Trust responds by revising the disclosure as follows:

“Index Call Spreads Component: The Fund’s Index Call Spreads will generally be based on U.S. Indices. The Fund generally uses U.S. Indices (rather than non-U.S. Indices) due to the improved liquidity and pricing in options on U.S. Indices versus non-U.S. Indices.”

4.	With respect to the second bullet at the bottom of page 4 where it states that the Fund’s options contracts will “[l]imit the Fund’s indirect participation in gains, if any, of the Indices’ value,” does the strategy expose the Fund to potential losses? If so, disclose the typical circumstances under which selling a call spread might be unprofitable.

Response: The Trust responds by revising the disclosure as follows:

“The Fund’s options contracts will:

●	Generate current income from option premiums.
●	Limit the Fund’s indirect participation in gains, if any, of the Indices’ value. That is, if a particular Index’s value increases, the Fund will miss out on the portion of the gain up to the strike price of the purchased call option; however, the Fund will participate in gains beyond the strike price of the purchased call option.

Note that a missed gain on an Index increasing in value may exceed the value of income received from the options premium. The Fund’s Index Call Spreads strategy is most likely to generate income when the reference Index is flat or decreasing.”

5.	With respect to the chart on page 5, specifically the row entitled “Sold call option contracts” and the column entitled “Investment Terms,” please revise to:

a.	clarify what is meant by “inverse exposure”;

b.	more clearly explain how the index call spread strategy works, and the circumstances and market conditions under which the strategy is likely to generate income; and

c.	clarify that the positions will offset each other in terms of notional values and indices.

Response: In response to sub (a), the Trust responds by revising the disclosure as follows:

“Sold call option contracts provide inverse exposure (i.e., when selling a call option, the Fund benefits if the reference Index goes down) to the full extent of any increases in the value experienced by the Index minus the premium received.”

In response to sub (b), the Fund responds by referring the Staff to the preceding section entitled “Index Call Spreads Component,” as edited in response to comment 4 above, which describes the index calls spread strategy.

In response to sub(c), the Fund responds by adding disclosure indicating that while the positions will offset in terms of indices, the notional values may not always fully offset.

6.	With respect to the 80% policy presented on page 6, revise to clarify what is meant by “economic interests.”

Response: The Trust responds by removing reference to the term “economic interests.”

Principal Investment Risks

7.	With respect to “Index ETF Risks” on page 6, in the sub-heading “Indirect Investment Risk,” revise to clarify that the Fund does not invest directly in an index. Similarly, in the sub-heading “Index Trading Risk,” revise to clarify any statements indicating that the Fund is able to trade an index.

Response: The Trust responds by revising the disclosure as follows:

“Index ETF Risks. The Fund invests in Index ETFs, which subjects the Fund to the following risks in addition to ETF Risks (described below):

Indirect Investment Risk. The Fund’s ~~investment in~~ exposure to various Indices involves indirect investment risk. None of the Indices are affiliated with the Trust, the Fund, the Adviser, the Sub-Adviser, or their respective affiliates, and are not associated with this offering. Investors in the Fund are susceptible to declines in the performance of the Indices in which the Fund invests.

Index Trading Risk. The ~~trading~~ price of an Index may be highly volatile and could continue to be subject to wide fluctuations in response to various factors. Market volatility, unrelated to company performance, has been observed in response to economic conditions and geopolitical events.

Index Risks: The Fund will be subject to varying risks depending on its then-current holdings. Differing risks may apply depending on the relevant Index's composition. For U.S. Indices ~~indexes~~, economic and market conditions primarily drive performance, while sector-specific downturns can impact an Index. Global Indices are subject to geopolitical risks and unexpected events like pandemics, introducing volatility. Foreign Indices ~~Indexes~~ may be influenced by economic factors specific to those countries or regions.”

8.	With respect to “ETF Risks” on page 9, in the sub-heading “Trading,” revise references to “underlying stock” and “single stock” since these don’t seem appropriate for the Fund’s investment strategy.

Response: The Trust responds by revising the disclosure as follows:

Trading. Although Shares are listed on a national securities exchange, such as NYSE Arca, Inc. (the “Exchange”), and may be traded on U.S. exchanges other than the Exchange, there can be no assurance that an active trading market for the Shares will develop or be maintained or that the Shares will trade with any volume, or at all, on any stock exchange. This risk may be greater for the Fund as it seeks to have exposure to a single underlying index ~~stock~~ as opposed to a more diverse portfolio like a traditional pooled investment. In stressed market conditions, the liquidity of Shares may begin to mirror the liquidity of the Fund’s underlying portfolio holdings, which can be significantly less liquid than Shares. Shares trade on the Exchange at a market price that may be below, at or above the Fund’s NAV. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. ~~In the event of an unscheduled market close for options contracts that reference a single stock, such as the Index’s securities being halted or a market wide closure, settlement prices will be determined by the procedures of the listing exchange of the options contracts. As a result, the Fund could be adversely affected and be unable to implement its investment strategies in the event of an unscheduled closing.~~

9.	With respect to “High Portfolio Turnover Risk” on page 10, please add corresponding disclosure to the Fund’s strategy or otherwise delete the risk.

Response: The Trust responds by adding the following disclosure to the Fund’s principal investment strategies:

The Fund’s investment strategy may result in high portfolio turnover.

10.	With respect to “Liquidity Risk” on page 10, consider removing the second sentence which does not seem appropriate for the Fund’s investment strategy. In addition, in the third to last sentence there is a reference to “short sales.” Again, consider removing this language as it does not seem appropriate for the Fund’s investment strategy.

Response: The Trust responds by revising the disclosure as follows:

Liquidity Risk. Some securities held by the Fund, including options contracts, may be difficult to sell or be illiquid, particularly during times of market turmoil. ~~This risk is greater for the Fund as it will hold options contracts on a single security, and not a broader range of options contracts.~~ Markets for securities or financial instruments could be disrupted by a number of events, including, but not limited to, an economic crisis, natural disasters, epidemics/pandemics, new legislation or regulatory changes inside or outside the United States. Illiquid securities may be difficult to value, especially in changing or volatile markets. If the Fund is forced to sell an illiquid security at an unfavorable time or price, the Fund may be adversely impacted. Certain market conditions or restrictions~~, such as market rules related to short sales,~~ may prevent the Fund from limiting losses, realizing gains or achieving a high correlation with the Index. There is no assurance that a security that is deemed liquid when purchased will continue to be liquid. Market illiquidity may cause losses for the Fund.

11.	With respect to “Liquidity Risk” on page 18, please make conforming revisions from the prior comment. In addition, reconcile use of the term “Underlying Issuer” as it is not defined in the prospectus.

Response: The Trust responds by revising the disclosure as follows:

Liquidity Risk. Some securities held by the Fund, including options contracts, may be difficult to sell or be illiquid, particularly during times of market turmoil. Markets for securities or financial instruments could be disrupted by a number of events, including, but not limited to, an economic crisis, natural disasters, epidemics/pandemics, new legislation or regulatory changes inside or outside the United States. Illiquid securities may be difficult to value, especially in changing or volatile markets. If the Fund is forced to sell an illiquid security at an unfavorable time or price, such Fund may be adversely impacted. Certain market conditions or restrictions~~, such as market rules related to short sales,~~ may prevent the Fund from limiting losses, realizing gains or achieving a high correlation with the applicable Index ~~Underlying Issuer~~. There is no assurance that a security that is deemed liquid when purchased will continue to be liquid. Market illiquidity may cause losses for the Fund.

12.	With respect to “Recent Market Events Risk” on page 19, reconcile use of the term “Underlying Issuer” as it is not defined in the prospectus.

Response: The Trust responds by revising “Underlying Issuer” to “Index.”

Statement of Additional Information

13.	Explain supplementally the appropriateness of the term “XFunds” being used on the cover of the Statement of Additional Information. Why is that term used rather than Tidal?

Response: The Trust responds by noting that both the prospectus and the Statement of Additional Information (SAI) clearly identify the Fund as a series of Tidal Trust II. Tidal Trust II serves as a white label platform through which Tidal collaborates with various investment advisers and financial firms. In this instance, Nicholas Wealth is both the Fund's investment sub-adviser and sponsor, as disclosed in the prospectus. Therefore, the Trust believes that it is appropriate for the cover to show "XFunds by Nicholas Wealth" to accurately reflect the branding, sponsorship, and management of the Fund.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP Legal

Tidal Investments LLC

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.90%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Acquired Fund Fees and Expenses(2)(3)	0.07%
Total Annual Fund Operating Expenses	0.97%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

(3)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$99	$309